UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 5 June, 2012

ASX & MEDIA RELEASE
4 JUNE, 2012

MARSHALL EDWARDS PRESENTS RESULTS FROM CLINICAL TRIAL OF LEAD ONCOLOGY DRUG CANDIDATE ME-143

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL), has made the following announcement:

San Diego – 4 June, 2012 – Marshall Edwards, Inc.(Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced results from a Phase I clinical trial of its lead drug candidate ME-143 in patients with solid refractory tumours.  The data were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago today.

“We are encouraged by the results from this first-in-human study of ME-143,” said presenter and co-investigator Carla Kurkjian, MD, University of Oklahoma Health Sciences Center.  “ME-143 appears to be generally well tolerated with minimal toxicity as a single agent in heavily treated patients. We look forward to further studies of ME-143 in combination with cytotoxic therapies.”

A copy of today’s poster presentation, entitled “ME-143, a novel inhibitor of tumour-specific NADH oxidase (tNOX): Results from a first-in-human phase I study,” is available at www.marshalledwardsinc.com.

The Phase I trial of ME-143 was initiated in September, 2011 following the approval of an Investigational New Drug (IND) application by the US Food and Drug Administration.  The open label trial was designed to evaluate the safety and tolerability of intravenous ME-143, the company’s next-generation NADH oxidase inhibitor, in patients with refractory solid tumours and characterise its pharmacokinetic profile.  A total of 15 patients were enrolled in escalating dose cohorts of 2.5 mg/kg, 5 mg/kg, 10 mg/kg and 20 mg/kg.  The median number of prior therapies was four.  Stable disease was observed in one patient at more than 15 weeks, which is comparable to Phase I studies of phenoxodiol, the company’s first-generation NADH oxidase inhibitor, in which stable disease was also the best response observed.ME-143 was generally well tolerated at all dose levels on a weekly dosing schedule and the maximum tolerated dose was defined as 20 mg/kg.

"We have achieved our main objective in this trial,” said Robert Mass, M.D., Chief Medical Officer of Marshall Edwards, “specifically, to establish a recommended dose for the next phase of development with ME-143.  With the exception of a serious infusion reaction in one patient at the highest dose level, ME-143 was generally well tolerated.  In addition, the pharmacokinetic profile of intravenous ME-143 resulted in drug levels that were approximately 30 times higher than the exposure achieved in a Phase II trial of intravenous Phenoxodiolin combination with platinum-based chemotherapy in women with platinum-resistant ovarian cancer1. These results enable us to better prepare for the first of our Phase II efficacy studies of ME-143 in combination with standard-of-care chemotherapy later this year.”

About ME-143

ME-143 is Marshall Edwards’ lead NADH oxidase inhibitor drug candidate.  In pre-clinical studies, ME-143 demonstrated superior anti-tumour activity against a number of tumour cell lines compared to phenoxodiol, the company’s first-generation NADH oxidase inhibitor, including breast, colorectal and ovarian.  In addition to broad single-agent activity, ME-143 has also shown a far superior ability to enhance the cytotoxic effects of chemotherapy in pre-clinical studies as compared to phenoxodiol.  Marshall Edwards owns exclusive worldwide rights to ME-143.
ME-143 is an investigational drug and has not been approved by the FDA for commercial distribution in the US or other countries.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism. The company’s lead drug candidates, ME-143 and ME-344, have been shown in laboratory studies to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival.  Marshall Edwards presented safety and pharmacokinetic data from a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours at the American Society of Clinical Oncology Annual Meeting in June, 2012 and plans to initiate a Phase II clinical trial of intravenous ME-143 in combination with chemotherapy by year-end.  The company received approval of its IND application for ME-344 in April, 2012 and initiated a Phase I clinical trial of intravenous
ME-344 in patients with solid refractory tumours shortly thereafter.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  NASDAQ:NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.

1Kelly et al. Phase II Evaluation of Phenoxodiol in Combination With Cisplatin or Paclitaxel in Women With Platinum/Taxane-Refractory/Resistant Epithelial Ovarian, Fallopian Tube, or Primary Peritoneal Cancers. Int J Gynecol Cancer. 2011 May;21(4):633-9.